February 6, 2013

Correspondence Filing via EDGAR

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cass Information Systems, Inc.

Annual Report on Form 10-K for fiscal year ended December 31, 2011

Filed March 9, 2012

Definitive Proxy on Schedule 14A

Filed March 16, 2012

Response dated January 4, 2013

File No. 000-20827

Dear Ms. Ransom:

On behalf of Cass Information Systems, Inc. (the “Company”), we are responding to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the definitive proxy statement on Schedule 14A, filed by the Company on March 16, 2012 (the “2012 Proxy Statement”), which is the subject of your letter of January 9, 2013 to Eric H. Brunngraber, President and Chief Executive Officer of the Company. For your convenience, we have repeated the Commission’s comment below before our response.

February 6, 2013

Definitive Proxy Statement on Schedule 14A filed March 16, 2012

Executive Compensation and Related Information, page 12

Compensation Discussion and Analysis, page 12

Elements of Compensation, page 14

Profit-Sharing Bonus, page 14

1.	We note your response to comment 2 in our letter dated December 19, 2012. Notwithstanding your response, we remain unclear as to how you established the percentage ranges for profit sharing funds available to the CEO and to executive officers other than the CEO, respectively, in the sixth and seventh paragraphs on page 14. You note that “[t]he practice of determining the profit sharing funds available to the CEO and other executive officers pursuant to established ranges has been in place for several years,” but you do not state how or by what process you originally established those ranges. Moreover, you note “[t]hese ranges have been modestly adjusted over time to reflect overall market changes in employee compensation,” but do not explain on what basis you made those adjustments. With a view to clarifying future disclosure, please explain to us how you established or determined those specific ranges for profit sharing funds available to the CEO and to executive officers other than the CEO.

Answer:

As the Company has previously disclosed, its profit sharing program has been in place since 1968 and was established to provide an incentive bonus to each employee of the Company, including named executive officers. It has been administered over the years to adhere to the original program’s objectives, general methodology and end results.

As the Staff has noted, the description of the profit sharing program included in the Compensation Discussion and Analysis in the 2012 Proxy Statement states that the percentage of the profit sharing pool available to the CEO and other named executive officers is 0%-5% of the total profit sharing pool and 9%-16% of the total pool available to exempt employees, respectively. While these percentages are ultimately where the payments made to the CEO and other named executive officers have historically fallen, the ranges are not predetermined guidelines pursuant to which payments are made. Rather, the focus of the profit sharing program is to pay the CEO and other named executive officers profit sharing payments that fall within targeted salary percentages as set forth in the program, depending on the payout factors disclosed to the Staff in the Company’s initial response dated January 4, 2013.

ARMSTRONG TEASDALE LLP

February 6, 2013

As previously disclosed, the total profit sharing pool is funded semi-annually with 12.5% of the Company’s profit before taxes. The target percentage of salary to be received by the CEO ranges from 0% to a maximum of 70%. The target percentage of salary to be received by the other named executive officers ranges from 0% to a maximum of 45% or 50%, depending on the positions held. Payments made to the CEO are based on return on average equity for the period and can range from 0% of the total profit sharing fund if return on average equity is zero or negative to a maximum of 5% if return on average equity is 20% or higher. Payments made to the other named executive officers are based on a subjective assessment of performance, considering factors such as performance of the individual and his associated operating unit taking into account factors such as revenue growth, cost efficiencies, technological advancements and leadership. Consideration is also given to profit sharing payments that an individual has received in the past as well as those received by other named executive officers in order to help ensure internal equity. The portion of the profit sharing funds pool allocated to payouts for the named executive officers other than the CEO is determined based on the net increase in income after taxes (“NIAT”) for the respective semi-annual period. This pool can range from 9% to 16% of the total profit sharing funds available to exempt staff based on a change in the NIAT of -20% to +20% or greater, respectively.

The percentages of the total profit sharing funds available to the CEO and other named executive officers have been set to result in payments that fall within the targeted salary percentages for the CEO and other named executive officers. The targeted percentage salary ranges for the CEO and other named executive officers have, for the most part, been in place since the Company’s profit sharing program was established. These ranges were established based on the following factors: (i) the goal to maintain internal equity that reflects the responsibilities of the position relative to other positions within the Company; (ii) the objective to provide incentive compensation that is adequate to attract and retain talent, validated through the Company’s recruitment efforts and periodic review of general marketplace survey data; and (iii) the desire to minimize overly risky compensation practices in line with the Company’s conservative risk strategy.

The target salary percentage payouts and the distributions made to the CEO and other named executive officers are regularly reviewed by the compensation committee in accordance with the factors noted above. The compensation committee has continuously determined that the profit sharing payments resulting from the methodology described above are desirable based on the Company’s past performance and its compensation philosophies and objectives.

In future filings with the Commission, including the proxy statement for the 2013 Annual Meeting of Shareholders, the Company will revise the profit sharing program disclosure to accurately reflect the method by which payments to the CEO and other named executive officers are made.

********************

ARMSTRONG TEASDALE LLP

February 6, 2013

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David W. Braswell

David W. Braswell

DWB/jrp

cc:	Scott Stringer/U.S. Securities and Exchange Commission

Jason Niethamer/U.S. Securities and Exchange Commission

Jacqueline Kaufman/U.S. Securities and Exchange Commission

Dietrich King/U.S. Securities and Exchange Commission

Eric H. Brunngraber/Cass Information Systems, Inc.

P. Stephen Appelbaum, Cass Information Systems, Inc.

ARMSTRONG TEASDALE LLP